Filed by HealthTronics Surgical Services, Inc.
Pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: HealthTronics Surgical Services, Inc.
Commission File No.: 333-117102

NEWS RELEASE
1841 West Oak Parkway, Suite A, Marietta, Georgia 30062

FOR IMMEDIATE RELEASE

November 5, 2004
Contact:	Martin J. McGahan, President and Chief Operating Officer
Phone:	(800) 464-3795 / (770) 419-0691
Fax:	(770) 419-9490
Web Site:	www.healthtronics.com

HEALTHTRONICS REPORTS RESULTS FOR THIRD QUARTER

•	Record revenues driven by continued growth in lithotripsy and prostate procedures

•	Significant “non-operating” expenses of $0.10 per share related to the pending merger with Prime Medical Services Inc. included in quarterly earnings

MARIETTA, GA, November 5, 2004 - HealthTronics Surgical Services, Inc. (Nasdaq: HTRN), a leading device manufacturer and provider of minimally invasive urologic and orthopaedic services, today announced financial results for the third quarter ended September 30, 2004.

Revenues for the third quarter increased 19% to a record $27.3 million from the $23.0 million for the same period a year ago. Net loss for the third quarter totaled $497,000, or ($0.04) per share, inclusive of the non-operating expenses of $0.10 per share described below, compared with net income of $1.8 million, or $0.15 per share, for the comparable period last year. Included in the third quarter of 2003 was a gain on sale of $2.1 million pre-tax, or $0.11 per share, related to a gain on sale of partnership interest in one of its lithotripsy partnerships.

The net loss for the third quarter is primarily attributable to corporate, legal, accounting and advisory expenses of approximately $1,000,000, much of which was related to the Company’s pending merger with Prime Medical Services Inc. (Nasdaq: PMSI). Furthermore, the Company had additional severance costs, consulting fees and tax related expenses of $558,000 in connection with the pending merger. Lastly, additional costs for Sarbanes Oxley compliance were $406,000 for the quarter. These expenses totaled approximately $2,000,000, which reduced after tax net income by $0.10 per share.

Revenues for the first nine months of 2004 increased 17% to $76.4 million from $65.3 million for the comparable period last year. Net income for the first nine months ended September 30, 2004 was $78,000, compared to $4.6 million for the first nine months of 2003. Included in the 2004 year-to-date numbers are the expenses of $2.0 million described above, which reduced after tax net income by $0.10 per share for the first nine months. The 2003 numbers include a $4.3 million pre-tax, or $0.23 per share, gain on sale of investment interest generated by the Company’s planned re-syndication of several of its lithotripsy partnerships.

“HealthTronics’ core businesses performed reasonably well in the third quarter,” said Argil Wheelock, Chairman and CEO. “In fact, our revenues were the largest in the company’s history. Profitability was negatively impacted by merger expenses unrelated to ongoing operations. Without these expenses, the Company remains on track to achieve its profit goals for the year.

We remain optimistic regarding the performance for the remainder of the year. Our integration of HMT High Medical Technologies AG (“HMT”) is progressing according to plan. HMT’s next generation lithotripter, the LithoDiamond®, is now being sold in the U.S. and we are seeing strong interest in the product.”

Pending Merger with Prime

Special meetings of shareholders of both HealthTronics and Prime will occur at 4:00 p.m. eastern time on November 9, 2004 to vote on the merger and related matters. The Company anticipates that the transaction will close on November 10, 2004. A conference call for the investment community will be held after the close of the transaction. Details about the call will be announced shortly after the close of the merger.

Lithotripsy Operations

HealthTronics’ lithotripsy procedures increased 9% during the third quarter of 2004 over the third quarter of 2003. HealthTronics’ lithotripsy procedures for the third quarter of 2004 and the third quarter of 2003 were as follows:

	For the three months ended September 30,
	2004	2003
Consolidated	6,840	6,051
Unconsolidated	3,296	3,211

Total	10,136	9,262

Lithotripsy revenue for the quarter was $16.1 million compared to $14.3 million for the comparable period last year, an increase of 13%.

Lithotripsy revenue for the first nine months of 2004 was $44.8 million compared to $41.3 million for the comparable period last year.

Orthopaedic Operations

HealthTronics performed 1,999 orthopaedic procedures during the third quarter, a 17% decrease from the 2,399 procedures performed during the third quarter of 2003. Revenues for the orthopaedic extracorporeal shock wave surgery business during the third quarter decreased 22% to $3.9 million from $5.0 million in the third quarter of 2003.

Manufacturing, Sales and Service Operations

Revenue from the equipment sales and service division was $5.5 million during the third quarter, a 120% increase over the $2.5 million during the second quarter of 2003. Losses continued at HMT, the Company’s Swiss manufacturing subsidiary, despite significant progress being made in the Company’s integration of the subsidiary, including significant personnel and cost reductions. These measures should have a favorable impact on financial results in 2005.

Other Operations

The Company’s prostate treatment business continued to show solid growth during the third quarter. The Company performed 1,020 procedures on either benign or cancerous prostate conditions during the quarter, an increase of 26% over the 810 procedures performed during the comparable quarter last year. Revenues for prostate treatments rose 50% to $1.8 million from the $1.2 million in the third quarter of last year.

Notice to Investors

The proposed merger between HealthTronics Surgical Services and Prime Medical Services will be submitted to shareholders of both companies for their consideration. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and related matters, any other relevant documents filed with the Securities and Exchange Commission and any amendments or supplements to those documents, because they contain important information. The joint proxy statement/prospectus and other filings can be obtained without charge at the SEC’s website (www.sec.gov). Copies of the joint proxy statement/ prospectus and the SEC filings incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, from Martin J. McGahan, HealthTronics Surgical Services, Inc., 1841 West Oak Parkway, Suite A, Marietta, Georgia 30062, (800) 464-3795, or from John Q. Barnidge, Prime Medical Services, Inc., 1301 Capital of Texas Highway, Suite 200B, Austin, Texas 78746, (512) 314-4554.

HealthTronics, Prime, their directors and executive officers and certain of their members of management and employees may be deemed to be “participants in the solicitation” of proxies from the stockholders of HealthTronics and Prime in connection with the merger. Information regarding those participants and their interests in the merger may be obtained by reading the definitive joint proxy statement/prospectus included in the Registration Statement on Form S-4. In addition, information regarding such persons and their interests in HealthTronics and Prime is included in the proxy statements for each corporation’s most recent annual shareholders meetings which have been filed with the SEC and are available as described above.

About HealthTronics Surgical Services

HealthTronics Surgical Services, Inc. is one of the nation’s leading providers of non-invasive and minimally invasive medical devices and surgical services for certain urologic and orthopaedic conditions. The Company provides technical and administrative services to physicians, hospitals and ambulatory surgery centers using extracorporeal shock wave devices. The two primary services offered by HealthTronics are lithotripsy extracorporeal shock wave treatment, which is a procedure for treating kidney stones in a non-invasive manner, and Orthotripsy® extracorporeal shock wave surgery, which is a procedure for treating orthopaedic soft tissue disorders in a non-invasive manner. The two primary medical devices manufactured by the Company’s HMT subsidiary are the LithoDiamond® and the OssaTron®. The Company has operations throughout the United States and worldwide. More information about HealthTronics Surgical Services can be found at the Company’s website, www.healthtronics.com.

Safe Harbor

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties or other factors which may cause actual results, performance or achievements of HealthTronics Surgical Services to be materially different from any future results, performance or achievements express or implied by such forward-looking statements. As always, these expectations and projections are based on currently available competitive, financial, and economic data, along with operating plans, and are subject to future events and uncertainties. Among the events and uncertainties which could adversely affect future periods are: inability to establish or maintain relationships with physicians and hospitals; health care regulatory developments that prevent certain transactions with health care professionals or facilities; inability of the Company or health care providers to obtain reimbursement for use of the Company’s current or future products; competition or technological change that impacts the market for the Company’s products; difficulty integrating HMT and realizing projected cost savings; unanticipated regulatory and clinical costs related to FDA approval of High Intensity Focused Ultrasound (“HIFU”); and difficulty in managing the Company’s growth. Additional factors that might cause such a difference, include, but are not limited to those discussed in the Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s Annual Report on Form 10-K for the year ended December 31, 2003, and in subsequent documents filed by HealthTronics Surgical Services with the Securities and Exchange Commission.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
	(000’s omitted, except per share amounts)
Revenues	$27,285	$22,963	$76,359	$65,306
Net income (loss)	(497)	1,766	78	4,593

Weighted average common shares outstanding:
Basic	12,413	11,567	12,205	11,479
Diluted	12,413	11,764	12,265	11,744

Net income (loss) per common share:
Basic	$(0.04)	$0.15	$0.01	$0.40
Diluted	$(0.04)	$0.15	$0.01	$0.39

CONSOLIDATED STATEMENTS OF OPERATIONS

(000’s omitted)

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Net revenue	$27,285	$22,963	$76,359	$65,306

Cost of devices, service parts and consumables	5,722	5,074	15,629	13,887
Salaries, general and administrative expenses	14,467	10,847	38,883	30,219
Depreciation and amortization	1,421	1,414	4,482	4,218
Gain on sale of investment interest	(3)	(2,129)	(258)	(4,344)

	5,678	7,757	17,623	21,326
Equity in earnings of unconsolidated partnerships	91	351	580	831
Partnership distributions from cost based investments	170	130	545	408

Gain (loss) on sale of property and equipment	(51)	358	189	372
Interest expense	(608)	(521)	(1,714)	(1,564)
Interest income	53	57	164	132

Income before minority interest and income taxes	5,333	8,132	17,387	21,505
Minority interest	(6,064)	(5,233)	(16,613)	(13,962)

Income (loss) before income taxes	(731)	2,899	774	7,543
Benefit (provision) for income taxes	234	(1,133)	(696)	(2,950)

Net income (loss)	$(497)	$1,766	$78	$4,593

Income (loss) per common share:
Basic	$(0.04)	$0.15	$0.01	$0.40

Diluted	$(0.04)	$0.15	0.01	$0.39

Weighted average common shares outstanding:
Basic	12,413	11,567	12,205	11,479

Diluted	12,413	11,764	12,265	11,744

For the Three Months Ended September 30, 2004
(Unaudited)
(000’s omitted)
	Lithotripsy	Orthopaedics	Manufacturing, Sales and Service	Other	Total
Net revenue from segment	$16,543	$3,916	$8,946	$1,798	$31,203
Less intersegment revenue	456	—	3,462	—	3,918

Total consolidated net revenues by segment	$16,087	$3,916	$5,484	$1,798	$27,285

Segment depreciation and amortization	$791	$424	$30	$151	$1,396

Plus unallocated depreciation and amortization					25

Total consolidated depreciation and amortization					$1,421

Equity in earnings of unconsolidated entities	$91	$—	$—	$—	$91

Segment income (loss) before income taxes	$2,408	$(529)	$(27)	$(87)	$1,765

Less unallocated corporate expenses and intersegment eliminations					(2,496)

Total consolidated loss before income taxes					$(731)

For the Three Months Ended September 30, 2003
(Unaudited)
(000’s omitted)

	Lithotripsy	Orthopaedics	Manufacturing, Sales and Service	Other	Total
Net revenue from segment	$14,767	$4,978	$3,681	$1,181	$24,607
Less intersegment revenue	438	—	1,206	—	1,644

Total consolidated net revenues by segment	$14,329	$4,978	$2,475	$1,181	$22,963

Segment depreciation and amortization	$825	$438	$4	$72	$1,339

Plus unallocated depreciation and amortization					75

Total consolidated depreciation and amortization					$1,414

Equity in earnings of unconsolidated entities	$351	$—	$—	$—	$351

Segment income (loss) before income taxes	$4,811	$(26)	$(61)	$32	$4,756

Less unallocated corporate expenses and intersegment eliminations					(1,857)

Total consolidated income before income taxes					$2,899

For the Nine Months Ended September 30, 2004
(000’s omitted)
	Lithotripsy	Orthotripsy	Manufacturing Sales & Service	Other	Total
Net revenue from segment	$46,035	$12,659	$21,759	$5,531	$85,984
Less intersegment revenue	1,195	—	8,430	—	9,625

Total consolidated net revenues by segment	$44,840	$12,659	$13,329	$5,531	$76,359

Segment depreciation and amortization	$2,463	$1,332	$150	$457	$4,402

Plus unallocated depreciation and amortization					80

Total consolidated depreciation and amortization					$4,482

Equity in earnings of unconsolidated entities	$580	$—	$—	$—	$580

Segment income (loss) before income taxes	$7,067	$(1,162)	$(315)	$201	$5,791

Less unallocated corporate expenses					(5,017)

Total consolidated income before income taxes					$774

For the Nine Months Ended September 30, 2003
(000’s omitted)

	Lithotripsy	Orthotripsy	Manufacturing Sales & Service	Other	Total
Net revenue from segment	$42,309	$13,577	$9,723	$3,467	$69,076
Less intersegment revenue	989	—	2,781	—	3,770

Total consolidated net revenues by segment	$41,320	$13,577	$6,942	$3,467	$65,306

Segment depreciation and amortization	$2,514	$1,281	$12	$159	$3,966

Plus unallocated depreciation and amortization					252

Total consolidated depreciation and amortization					$4,218

Equity in earnings of unconsolidated entities	$831	$—	$—	$—	$831

Segment income (loss) before income taxes	$12,193	$(269)	$79	$127	$12,130

Less unallocated corporate expenses					(4,587)

Total consolidated income before income taxes					$7,543

PROCEDURES PERFORMED

	Q3, 2004	Q3, 2003
Lithotripsy	10,136	9,262
Orthopaedic ESWS	1,999	2,399
Prostate Treatment	1,020	810

/s/ Martin J. McGahan
Martin J. McGahan, President & COO